Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number 000-29938

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford,
Singapore 118261
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B).

Not applicable

 No.   Document

  Press release dated August 13, 2004
  - Pacific Internet Appoints New Independent Director to its Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	August 13, 2004

Media Release

For Immediate Release

Pacific Internet Appoints New Independent Director to its Board

SINGAPORE, August 13, 2004 --- Asia's largest telco-independent Internet Communications Service Provider by geographical reach, Pacific Internet Limited or PacNet (NASDAQ: PCNTF), today announced the appointment of Mr. Chua Kee Lock as an independent director to its Board.

Mr. Chua is currently managing director of Walden International, a US venture capital firm focusing in technology related investments in the USA and in Asia. He also sits on the Board of Logitech International, a company traded on both the Swiss Exchange and on NASDAQ. Mr. Chua was President of voice-over-Internet service provider MediaRing before joining Singapore-listed Intraco Limited as Chief Executive Officer and Natsteel Limited as Deputy President. Mr. Chua has a Bachelor of Science degree in Mechanical Engineering from the University of Wisconsin at Madison, and a Masters of Science in Engineering from Stanford University.

Ms. Low Sin Leng, Chairman of the Board of PacNet said, "The Board welcomes Mr. Chua and look forward to his contribution to help PacNet chart its growth path. His extensive experience in international investment and Internet technology ventures will be valuable to PacNet."

Editors' Note:

About Pacific Internet Limited
PacNet (NASDAQ: PCNTF) is Asia's largest telco-independent Internet Communications Service Provider by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In 1999, the Group became the first Asian Internet company to successfully list on the NASDAQ stock exchange. Pacific Internet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and work styles of its corporate and consumer customers. More information can be found at www.pacnet.com.

For further information:
Investor & Media Contact: Mervin Wang (65) 9798 6077 investor@pacific.net.sg	US Contact: Mark Kollar (212) 297 3115 (ext. 201) mark@cjpcom.com

Cautionary Statement

Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", “intend”, "project", "plan", “strategy", "forecast" and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.